UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                              MEDCATH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58404W109
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
                                360-604-8600
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                   May 6, 2004
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 2 of 16

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Fund, LP. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              770,800 (4.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              770,800
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,201,789 shares (6.7%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 3 of 16

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Retirement Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              252,000 (1.4%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              252,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,201,789 shares (6.7%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 4 of 16

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Bulldog Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              61,900 (0.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              61,900
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,201,789 shares (6.7%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 5 of 16

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Children's Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              54,964 (0.3%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              54,964
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,201,789 shares (6.7%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 58404W109                                                 Page 6 of 16

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Offshore Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              62,125 (0.4%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              62,125
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,201,789 shares (6.7%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                                                    Page 7 of 16
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We have continued, and are still continuing, to add to our investment in MDTH, notwithstanding the moratorium on the growth of physician owned hospitals and notwithstanding the current including surge of bad debt. We continue to be very impressed with MDTH's new senior team, with the improvements they are making in daily operations, and with the collaboration strategy which they bring to partnering with leading not-to-profit hospitals. Finally we continue to believe that the issue of physician ownership is a political myth: physicians prefer practicing in MDTH hospitals because they are more productive there and because they happen to be owners. MDTH, in short, has developed a superior business and clinical model for caring for heart patients.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Family Fund, L.P. owns, and has sole voting and dispositive power over, 770,800 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/10/04                 10,000                  15.84
        03/11/04                 69,400                  16.04
        03/22/04                 15,776                  14.86
        03/24/04                  1,700                  15.05
        03/25/04                  2,500                  15.05
        04/21/04                  2,619                  15.30
        04/22/04                 50,000                  15.28

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 6, 2004                                   /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Family Fund, L.P.

                                                                    Page 9 of 16
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Family Retirement Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We have continued, and are still continuing, to add to our investment in MDTH, notwithstanding the moratorium on the growth of physician owned hospitals and notwithstanding the current including surge of bad debt. We continue to be very impressed with MDTH's new senior team, with the improvements they are making in daily operations, and with the collaboration strategy which they bring to partnering with leading not-to-profit hospitals. Finally we continue to believe that the issue of physician ownership is a political myth: physicians prefer practicing in MDTH hospitals because they are more productive there and because they happen to be owners. MDTH, in short, has developed a superior business and clinical model for caring for heart patients.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Family Retirement Fund, LP owns, and has sole voting and dispositive power over, 252,000 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/11/04                  1,100                  16.06
        03/22/04                  5,003                  14.86
        04/14/04                    500                  14.92
        04/21/04                 15,627                  15.29
        04/22/04                 18,000                  15.28

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 6, 2004                               /s/ DAVID NIERENBERG
-------------------                     ------------------------------------
      Date                              David Nierenberg
                                        President
                                        Nierenberg Investment Management
                                          Company, Inc., the General Partner
                                          Of The D3 Family Retirement Fund, L.P.

                                                                   Page 11 of 16
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Family Bulldog Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We have continued, and are still continuing, to add to our investment in MDTH, notwithstanding the moratorium on the growth of physician owned hospitals and notwithstanding the current including surge of bad debt. We continue to be very impressed with MDTH's new senior team, with the improvements they are making in daily operations, and with the collaboration strategy which they bring to partnering with leading not-to-profit hospitals. Finally we continue to believe that the issue of physician ownership is a political myth: physicians prefer practicing in MDTH hospitals because they are more productive there and because they happen to be owners. MDTH, in short, has developed a superior business and clinical model for caring for heart patients.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Family Bulldog Fund, LP owns, and has sole voting and dispositive power over, 61,900 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        04/01/04                22,000                   16.08
        04/22/04                 1,000                   15.31
        05/03/04                14,000                   15.15
        05/05/04                 1,500                   15.10
        05/06/04                23,400                   16.34

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 6, 2004                               /s/ DAVID NIERENBERG
-------------------                     ------------------------------------
      Date                              David Nierenberg
                                        President
                                        Nierenberg Investment Management
                                          Company, Inc., the General Partner
                                          Of The D3 Family Bulldog Fund, L.P.

                                                                   Page 13 of 16
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Children's Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We have continued, and are still continuing, to add to our investment in MDTH, notwithstanding the moratorium on the growth of physician owned hospitals and notwithstanding the current including surge of bad debt. We continue to be very impressed with MDTH's new senior team, with the improvements they are making in daily operations, and with the collaboration strategy which they bring to partnering with leading not-to-profit hospitals. Finally we continue to believe that the issue of physician ownership is a political myth: physicians prefer practicing in MDTH hospitals because they are more productive there and because they happen to be owners. MDTH, in short, has developed a superior business and clinical model for caring for heart patients.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Children's Fund, LP owns, and has sole voting and dispositive power over, 54,964 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/11/04                  4,500                  16.04
        03/22/04                  1,126                  14.88
        04/21/04                    754                  15.32
        04/22/04                  3,000                  15.29

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 6, 2004                                   /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Children's Fund, L.P.

                                                                   Page 15 of 16
Item 1.  Security and Issuer

         Common stock of MEDCATH CORPORATION (MDTH)
         10720 Sikes Place, Charlotte, NC 28277

Item 2.  Identity and Background

         The D3 Offshore Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

         We have continued, and are still continuing, to add to our investment in MDTH, notwithstanding the moratorium on the growth of physician owned hospitals and notwithstanding the current including surge of bad debt. We continue to be very impressed with MDTH's new senior team, with the improvements they are making in daily operations, and with the collaboration strategy which they bring to partnering with leading not-to-profit hospitals. Finally we continue to believe that the issue of physician ownership is a political myth: physicians prefer practicing in MDTH hospitals because they are more productive there and because they happen to be owners. MDTH, in short, has developed a superior business and clinical model for caring for heart patients.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Offshore Fund, LP owns, and has sole voting and dispositive power over, 62,125 common shares of MDTH.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/22/04                 1,095                   14.88
        04/22/04                 3,000                   15.29

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 6, 2004                                 /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Offshore Fund, L.P.